CUSIP No. 904753100	13D/A	Page 13 of 14

WYNNEFIELD CAPITAL, INC.
450 Seventh Avenue, Suite 509
New York, New York 10123

August 29, 2008

The Board of Directors
Unigene Laboratories, Inc.
110 Little Falls Road
Fairfield, New Jersey 07004
Attention: Jay Levy
Chairman of the Board

Dear Sirs:

As one of the largest shareholders in Unigene Laboratories, Inc. (the “Company” or “Unigene”), we have become increasingly disturbed by a number of recent events that strongly suggest that the Board has failed in its responsibility to grow shareholder value.

In August 2005, the FDA approved Fortical®. At that time, Unigene shares were trading at $1.91. Since that time, Fortical® has captured 57% of the U.S. nasal spray calcitonin market, yet the price of Unigene’s shares has fallen by 37% to a current price of $1.20 due to the Company’s failure to grow the overall calcitonin market, and its failure to consummate strategic partnerships with which to advance its other pipeline candidates. Management’s decision to partner with a small, privately-owned pharmaceutical company to market Fortical®, combined with that company’s limited financial and marketing resources, has proven to be the wrong combination for Unigene. This, together with Unigene management’s utter failure to enter into other partnering arrangements with larger, well-capitalized pharmaceutical companies, while we read almost daily of new arrangements between big pharma and companies similar to Unigene, highlights the shortcomings of both management and the Board. Your tolerance of management’s inability to expand the market for calcitonin, even with the impetus of increased health and safety concerns associated with the leading class of drugs that compete with Fortical®, is unacceptable.

In November 2007, Unigene’s management announced to investors that a partnership to advance its internal oral calcitonin program was hopefully weeks, not months, away. It is now August 2008 and we are still waiting.

Although the Board has allowed the Company’s cash position to be depleted to dangerous levels, and has failed to generate additional cash flow from existing and potential partnership arrangements, it nevertheless determined to increase the salary of the Company’s CFO, ostensibly for having a good relationship with the auditors and complying with Sarbanes Oxley matters—in other words, for doing his job. Did the Board even consider aligning management’s interests more closely with those of the shareholders by increasing the equity component of management’s total compensation, thereby reducing the cash burden on the Company and providing management with added incentive to grow shareholder value?

And, if all of this were not enough, we understand that, in lieu of finalizing negotiations to obtain a much needed line of credit, the Company is considering an equity raise which, given current market conditions, the Company’s weakened financial position, and its decimated share price, will be highly dilutive to existing shareholders. As one of the Company’s largest shareholders, we can no longer sit idly by as our investment in the Company erodes further. We urge the Board to consider all possible sources of financing, and avail itself of other alternatives, before proceeding with an equity raise that will punish the Company’s long-term shareholders who have supported the Company through its many dark years of frustration and disappointment.

CUSIP No. 904753100	13D/A	Page 14 of 14

We demand that, until the Board has carefully considered and evaluated other financing alternatives, it take no action with respect to any equity raise that would dilute existing shareholders without further discussions with the Company’s largest investors.

Furthermore, since it is apparent that the current Board is either incapable or unwilling to fulfill its obligations to the Company’s shareholders, we call upon the Board to reduce its size from nine members to seven, and to immediately appoint two well-qualified Wynnefield nominees to the Board in place of two current members of the Board. We believe only in this manner will the interest of all shareholders be protected.

We welcome the opportunity to discuss our proposal with the Board. However, do not underestimate our intention or resolve. We are prepared to consider all of our options in the event that our concerns and proposals are not appropriately addressed.

Very truly yours,

By:	/s/ Peter Black
Peter Black